SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(a)

                          FiberNet Telecom Group, Inc.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    315653105
                                    ---------
                                 (CUSIP Number)


                          Herbert Henryson II, Esquire
                     Wolf, Block, Schorr and Solis-Cohen LLP
                                 250 Park Avenue
                               New York, NY  10177
                                 (212) 986-1116
             ------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 1, 2004
              ---------------------------------------------------
             (Date of Event that Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box:[ ]


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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     gateway.realty.new jersey.llc
     13-4022626
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS
     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                                                     [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New Jersey
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                   7.     SOLE VOTING POWER
 NUMBER OF                2,908,000 shares of common stock
 SHARES            -------------------------------------------------------------
 BENEFICIALLY      8.     SHARED VOTING POWER
 OWNED BY                 -0- Shares
 EACH              -------------------------------------------------------------
 REPORTING         9.     SOLE DISPOSITIVE POWER
 PERSON                   2,908,000 shares of common stock
 WITH              -------------------------------------------------------------
                   10.    SHARED DISPOSITIVE POWER
                          -0- Shares
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,908,000 shares of common stock
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:                                                        [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.74%
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14.  TYPE OF REPORTING PERSON *
     OO
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ITEM 1.     SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of FiberNet Telecom Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 570 Lexington Avenue, New York, New York 10022.

ITEM 2.     IDENTITY AND BACKGROUND.

     (a) This statement is being filed by gateway.realty.new jersey.llc, a New Jersey limited liability company ("Gateway" or the "Filing Person"). The sole members of gateway are Kamran Hakim, Adam M. Brodsky and gateway.realty.llc, a New Jersey limitied liability company, the sole member of which is Oskar Brecher.

     (b) The business address of the Filing Person, gateway.realty.llc and Messrs. Brodsky and Brecher is 16 East 48th Street, 5th Floor, New York, New York 10017, and the business address of Mr. Hakim is El-Kam Realty, 425 East 61st Street, 5th Floor, New York, New York 10022.

     (c) The principal business of Gateway is provide colocation services at its carrier point facility located at 165 Halsey Street, Newark, New Jersey 07102. The principal business of gateway.realty.llc is to invest in Gateway. Mr. Brodsky's principal occupation is as Director of Development and General Counsel of Gateway, Mr. Brecher's principal occupation is as General Manager of Gateway, and Mr. Hakim's principal occupation is as an investor.

     (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of Messrs. Hakim and Brodsky is a United States citizen. Mr. Brecher is a citizen of Canada.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

     On December 31, 2003, pursuant to an Asset Purchase Agreement (the "Purchase Agreement") by and among Gateway, the Issuer and Local Fiber, LLC, a New York limited liability company that is wholly owned by the Issuer ("Local Fiber"), Local Fiber agreed to acquire substantially all of the assets of Gateway relating to Gateway's business of providing colocation services at Gateway's carrier facility located at 165 Halsey Street, 5th Floor, Newark, New Jersey 07102 (the "Business"). The closing of the transactions contemplated by the Purchase Agreement was effective on February 1, 2004. At such closing, in partial consideration for the transfer of such assets to Local Fiber, an aggregate of 2,908,000 shares of Common Stock were issued to Gateway.


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ITEM 4.     PURPOSE OF TRANSACTION.

     The Filing Person has acquired the Issuer's securities for investment purposes. Depending upon the Filing Person's conclusions regarding the prospects of the Issuer, the Filing Person may increase its investment in the Issuer through the acquisition of additional shares of Common Stock or other securities of the Issuer in the open market or otherwise, subject to availability at prices deemed favorable by the Filing Person, or may sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it. In addition, each of the other persons identified in paragraph (a) of
Item 2 may acquire shares of Common Stock or other securities of the Issuer in the open market or otherwise subject to availability at prices deemed favorable by such persons. Although the foregoing represents the range of activities presently contemplated by the Filing Person and the other persons identified in paragraph (a) of Item 2 with respect to the Issuer, the Common Stock and such other securities, it should be noted that the possible activities of such persons are subject to change at any time. Except as set forth above, neither the Filing Person nor any of the other persons identified in paragraph (a) of
Item 2 has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a) Gateway beneficially owns 2,908,000 shares of Common Stock, which constitutes 5.74% of the Common Stock outstanding (based upon 50,677,250 shares of Common Stock outstanding as of February 4, 2004 as reported in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 6,
2004). Because Messrs. Hakim and Brodsky and gateway.realty.llc are the sole members of gateway, and Mr. Brecher is the sole member of gateway.realty.llc, Messrs. Hakim, Brodsky and Brecher may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Gateway. Except as set forth in this Item 5(a), neither Gateway nor any of the other persons identified in paragraph (a) of Item 2 beneficially owns any shares of Common Stock.

     (b) Gateway has sole voting power and power to dispose of the 2,908,000 shares of Common Stock held by Gateway. Except as set forth in this Item 5(b), neither Gateway nor any of the other persons identified in paragraph (a) of Item 2 has voting power or power to dispose of any shares of Common Stock.

     (c) Except for the agreement to purchase 2,908,000 shares of Common Stock pursuant to the Purchase Agreement described in Item 3 above, neither Gateway nor any of the other persons identified in paragraph (a) of Item 2 has effected any transactions in the shares of Common Stock during the past 60 days.

     (d)  None.

     (e)  N/A.


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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER

     On December 31, 2003, Gateway entered into the Purchase Agreement with the Issuer and Local Fiber pursuant to which the Issuer agreed to issue to Gateway an aggregate of 2,908,000 shares of Common Stock in partial consideration for the purchase by Local Fiber of substantially all of the assets of Gateway used in the Business. The closing of the tansactions contemplated by the Purchase Agreement, including the issuance of 2,908,000 shares of Common Stock in the name of Gateway, occurred effective February 1, 2004. At the closing, 1,000,000 of such shares of Common Stock were deposited into an escrow account pursuant to an Escrow Agreement among the parties in order to secure the obligations of Gateway under the Purchase Agreement. The Purchase Agreement further provides, among other things, that, subject to certain conditions as set forth in the Purchase Agreement, if Gross Revenues (as defined in the Purchase Agreement) in a Revenue Month (as defined in the Purchase Agreement) during the two year period following the closing of the transactions under the Purchase Agreement exceed $173,000 (the "Target Monthly Gross Revenue"), then additional shares of Common Stock will be issued to Gateway with a value, as established pursuant to the provisions of the Purchase Agreement, equal to 2.2 times the amount by which such annualized Gross Revenues exceed the annualized Target Monthly Gross Revenue. In addition, the Issuer and Gateway entered into a Registration Rights Agreement pursuant to which the Issuer agreed, under certain circumstances, to register with the Securities and Exchange Commission the shares of Common Stock that have been or may be issued under the Purchase Agreement. Copies of the Purchase Agreement and the Registration Rights Agreement are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

     In connection with the closing of the transactions contemplated by the Purchase Agreement, the Issuer and Gateway entered into a letter agreement that provides, among other things, for the appointment of a designee of Gateway as a member of the Board of Directors of the Issuer. On January 30, 2004, Mr. Brecher was appointed to the Issuer's Board of Directors pursuant to the terms of the letter agreement. The letter agreement further provides that another designee of Gateway shall have the right to act as a non-voting observer at meetings of the Issuer's Board of Directors, subject to certain limitations as set forth in the letter agreement. The rights granted to Gateway under the letter agreeement may be terminated at any time by the Company upon ten days written notice to Gateway. In the event of such termination, the designee of Gateway serving on the Issuer's Board of Directors is obligated to submit a written resignation to the Issuer. A copy of the letter agreement is attached hereto as Exhibit 3 and is incorporated herein by reference.

     Except as set forth or incorporated by reference in this Item 6, neither Gateway nor any of the other persons identified in paragraph (a) of Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of the Issuer

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1: Asset Purchase Agreement, dated as of December 31, 2003, among FiberNet Telecom Group, Inc., Local Fiber, LLC and gateway.realty.new jersey.llc

     Exhibit 2: Registration Rights Agreement, dated as of January 30, 2004, among FiberNet Telecom Group, Inc. and gateway.realty.new jersey.llc


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     Exhibit 3:     Letter Agreement, dated January 30, 2004, between FiberNet
                    Telecom Group, Inc. and gateway.realty.new jersey.llc





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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2004

GATEWAY.REALTY.NEW JERSEY.LLC

By:    /s/ Kamran Hakim
     ---------------------------
     Kamran Hakim
     Member




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